ZURICH

RECEIVED
2009 AUG 11 A 6:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046735

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
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Your reference File No. 82-5089
Our reference SWM / BC
Date August 06, 2009

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich announces USD 1.5 billion quarterly operating profit", dated August 6, 2009
- Link to the material published on Zurich's Website

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Susanne Wolf-Mettier
Corporate Legal Adviser

Enclosures

dw 8/11

investor relations/Home-Office/Zurich
Sent by: Karin Winter

06.08.2009 06:46

To meldepflichten@six-group.com, adhoc@six-group.com
cc Raffaella Russi/Home-Office/Zurich@Zurich, Claudia Biedermann/Home-Office/Zurich@ZURICH, Ulrich Marti/Home-Office/Zurich@ZURICH, Beatrice Cabrini/Home-Office/Zurich@ZURICH, Susanne Wolf-Mettier/Home-Office/Zurich@ZURICH
bcc
Subject Circular No. 1 / Annex 1 point 2.02

Zurich HelpPoint

RECEIVED
2009 AUG 11 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Madam / Sir,

Zurich Financial Services Ldt reports that the following financial publications of its Q2 2009 results are published today on the Zurich Website: Financial Review, Financial Highlights, Consolidated Financial Statements, Embedded Value Results and Financial Supplement. They can be found on http://www.zurich.com/main/investors/resultsandreports/resultsday/introduction.htm

Yours sincerely, Investor Relations

Investor Relations

Investor Relations
Zurich Financial Services
Mythenquai 2
CH-8022 Zurich, Switzerland

Office: +41(0)44 625 2299
Fax: +41(0)44 625 3618

E-Mail: investor.relations@zurich.com
Internet: http://www.zurich.com/

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File No. 82-5089

News Release

RECEIVED
2009 AUG 11 A 6:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH®

Zurich announces USD 1.5 billion quarterly operating profit

Zurich Financial Services Ltd
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/SMI: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, August 6, 2009 – Zurich Financial Services Group (Zurich) reported today its 26th straight quarter of profitability and its third consecutive quarter-on-quarter profit increase since the financial crisis started in the latter half of 2008.

Business operating profit for the discrete second quarter was USD 1.5 billion, a 41% increase over the previous quarter, while net income[1] was USD 892 million, a 147% increase over the previous quarter.

"I am proud of how we have proactively managed our way through this global economic downturn, strengthening our financial position while capitalizing on opportunities," remarked Zurich's Chief Executive Officer James J. Schiro. "These results demonstrate our ability to generate consistently strong profitability, and underscore our confidence that we will enter the recovery period from a position of strength."

Half-year performance highlights[2] include:

- **Business operating profit (BOP) of USD 2.6 billion, a decrease of 28% from the first six months of 2008. Annualized BOP ROE[3] after tax of 16.6%**
- **Net income of USD 1.3 billion, a decrease of 53% from the first six months of 2008. Annualized return on equity (ROE) of 10.8%**
- **General Insurance gross written premiums and policy fees of USD 18.2 billion, down 11% or 2% in local currencies, and a basically unchanged combined ratio of 96.2%**
- **Global Life new business value[4], after tax, of USD 332 million, down 3% but up 9% in local currencies. New business margin, after tax (as % of APE), of 21.0%, with APE up 3% or 19% in local currencies**
- **Farmers Management Services' management fees and other related revenues up 4% to USD 1.2 billion**

ZURICH®

- **Shareholders' equity of USD 25.2 billion, an increase of 14% over year end**

"We are particularly pleased with our ability to increase shareholders' equity and strengthen our solvency ratio despite the challenging market conditions," said Zurich's Chief Financial Officer Dieter Wemmer.

The company is well on track to meet its operational improvement target under The Zurich Way initiatives of USD 900 million after tax as well as its expense saving target of USD 400 million for the current year. In addition, the company continued to broaden its product range and distribution capabilities organically as well as through entry into new market segments and the ongoing successful integration process of its recent acquisitions completed in Europe, the U.S. and emerging markets.

General Insurance:

in USD millions, for the six months ended June 30	2009	2008	Change in USD	Change in LC
General Insurance gross written premiums and policy fees	**18,247**	20,593	(11%)	(2%)
General Insurance business operating profit	**1,714**	2,236	(23%)	(16%)
General Insurance combined ratio (in %)	**96.2%**	96.2%	(0.1 pts)	

Benefiting from a successful focus on underwriting discipline and expense management, General Insurance posted a steady 96.2% combined ratio as well as an average increase of 3 percentage points in renewal rates, signaling an improved pricing environment in the global General Insurance market over the first six months of 2009. Business operating profit for the period was USD 1.7 billion, a 16% reduction from the first half of 2008 when excluding foreign currency effects, driven largely by reductions in investment income and the effects of slower economic activity. Gross written premiums and policy fees decreased 2% in local currencies, reflecting lower volumes in North America.

In Europe General Insurance, premium volumes were largely flat in local currencies, driven by difficult economic conditions. Inside Europe, Italy showed a weak result, while Switzerland and Germany continued to deliver good performances. In North America Commercial, the ability to drive rates and capitalize on growth opportunities in targeted market segments helped to partially mitigate the impact on volume and profitability from ongoing economic pressures. Global Corporate continued to focus on underwriting and pricing discipline, successfully driving average rate increases of more than 5% on business written during the first six months of 2009. All regions within the Group's International Markets exhibited volume growth on a local currency basis, with the successful integration of last year's acquisition in Brazil underpinning a 19% increase in Latin America.

Global Life:

in USD millions, for the six months ended June 30	2009	2008	Change in USD	Change in LC
Global Life gross written premiums, policy fees and insurance deposits	**11,569**	10,397	11%	30%
Global Life business operating profit	**641**	772	(17%)	(5%)
Global Life gross new business annual premium equivalent (APE)	**1,579**	1,528	3%	19%
Global Life new business margin, after tax (as % of APE)	**21.0%**	22.4%	(1.3 pts)	
Global Life new business value, after tax	**332**	342	(3%)	9%

In executing successfully on its customer and distributor focused strategy, the Global Life segment continued to deliver volume growth and a solid performance through the first six months of 2009, despite facing volatile equity markets, low interest rates and continued consumer uncertainty regarding the global financial crisis. Reflecting foreign currency movements, new business value, after tax, declined 3% to USD 332 million but increased by 9% on a local currency basis, primarily as a result of the acquisitions in Spain, growth in sales volumes in Latin America and improved margins in the UK. Business operating profit decreased by 17% or 5% in local currencies to USD 641 million, mainly due to the impact of movements in the financial markets in the UK and Australia. Additionally, net policyholder

cash inflows further increased during the second quarter and now exceed USD 1.5 billion year to date.

New business annual premium equivalent (APE) grew by 3% or 19% in local currencies, with a continuing strong new business margin of 21.0% reflecting the quality of new business. APE growth was primarily driven by the Spanish bank distribution agreements and growth from Corporate Life & Pensions activities. Adverse market conditions, affecting in particular the Asian region, led to overall volume reductions within the International/Expatriate and Agent pillars, though many countries proved resilient to the financial crisis, with customer and distributor focused programs in Latin America, Switzerland, Spain, Italy and Portugal contributing to sales growth in local currencies.

Farmers[5]:

in USD millions, for the six months ended June 30	2009	2008	Change in USD	Change in LC
Farmers Management Services (FMS) management fees and other related revenues	**1,247**	1,196	4%	4%
Farmers Re gross written premiums and policy fees	**2,883**	836	nm	nm
Farmers business operating profit	**724**	672	8%	
FMS gross management result	**610**	574	6%	
FMS managed gross earned premium margin	**7.3%**	7.1%	0.2 pts	

Farmers Management Services (FMS) continued to successfully manage the Farmers Exchanges (Exchanges), the third largest personal lines insurer in the U.S.[6], which Zurich manages but does not own. Over the first six months of 2009, management fees and other related revenues grew by 4% to USD 1.2 billion, driven by a 4% earned premium growth at the Exchanges, which reflects the transfer of North America Commercial's Small Business Solutions book to the Exchanges in June 2008, as well as targeted investments in distribution capabilities and product enhancements. In combination with a continued strict expense discipline, FMS' gross management result improved by 6%, resulting in a 4% higher business

operating profit and an improved managed gross earned premium margin of 7.3%. Integration initiatives relating to Farmers' recently closed acquisition of 21st Century Insurance are progressing in line with Farmers' previously successful integration track record.

Farmers Re, which provides reinsurance to the Exchanges, shows a much higher premium volume compared with the same period last year due to an increase of the existing all lines quota share reinsurance treaty from 5% to 25% as of September 30, 2008. As part of the acquisition of 21st Century Insurance, Farmers Re has further increased its participation in the treaty from 25% to 37.5% as of June 30, 2009. In combination with improved loss trends in the underlying business of the Exchanges, Farmers Re's business operating profit rose to USD 80 million, contributing thereby to an increased business operating profit for the Farmers segment to USD 724 million.

Other Operating Businesses: The Other Operating Businesses segment, predominantly consisting of the Group's Headquarter, Holding & Finance and Banking activities, reported for the first six months of 2009 an increase of USD 41 million in its business operating loss to USD 264 million, primarily as a result of higher loan loss provisions in the banking operations.

Non-Core Businesses: The Non-Core Businesses segment, comprising the Group's run-off businesses, reported a discrete second quarter business operating profit of USD 66 million, reducing its business operating loss during the first six months of 2009 to USD 263 million, compared with a profit of USD 92 million in the prior six month period. The loss for the first six months resulted from an increase in certain life reserves addressing policyholders' behavior in current market conditions.

Group investments:

in USD millions, for the six months ended June 30	2009	2008	Change in USD	Change in LC
Group investments average invested assets	**184,799**	192,806	(4%)	3%
Group investments results, net	**2,435**	3,975	(39%)	
Group investments return (as % of average invested assets)	**1.3%**	2.1%	(0.7 pts)	

The net investment result for Group investments, which includes investment income and realized losses and impairments, contributed USD 2.4 billion to Zurich's profit and loss statement for the first six months of 2009, a return of 1.3% (not annualized). Net capital losses on investments and impairments amounted to USD 1.3 billion, of which impairments accounted for USD 738 million, roughly equally split between write-downs on equity and debt securities. The remainder included realized losses of USD 234 million from the sale of investments and net unrealized losses of USD 370 million on investments from revaluations of trading securities. Net unrealized losses reported in shareholders' equity for the six months reduced by USD 601 million, with gains of USD 2 billion in the discrete second quarter reversing losses of USD 1.4 billion in the first quarter, lifting the Group's total return to 1.6% (not annualized). This improvement was driven by narrowing credit spreads in the second quarter of 2009 and, in addition, by realizing losses and booking impairments on equity securities. The positive contribution attained by the Group's Investment Management demonstrates once again the benefit of managing assets relative to liabilities on a risk-adjusted basis.

Capital management-related issues: Underscoring the Group's strong balance sheet and capital position, shareholders' equity increased 14% over year end, while at the same time Zurich paid out to its shareholders approximately CHF 1.5 billion in gross dividends as from April 7, 2009. Zurich's capital surplus as of June 30, 2009, translated into a strong Group solvency position (Solvency I) of 180%. This reflects the successful placing of 6.7 million shares during April related to the acquisition of AIG's personal auto business (21st Century Insurance). The Group remains confident that it

is not only well positioned to weather the current financial-market crisis but to take advantage of opportunities both currently and once a more stable economic environment returns.

[1] Attributable to shareholders.

[2] All comparisons refer to the first six months of 2008 unless stated otherwise.

[3] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated on the European Embedded Value basis.

[5] The Farmers reporting segment newly includes Farmers Re.

[6] As measured by the Farmers Exchanges' and AIG U.S. Personal Auto Group's combined direct written premium in the U.S. personal lines business for 2007, resulting in an overall market share of 7.6%. Source: SNL.

Note to editors:

There will be an **analyst and media presentation** today at 9:30 a.m. CEDT at Zurich's headquarters, Mythenquai 2, Zurich. Analysts and reporters who cannot participate in person may dial in by telephone. Please note that during the Q&A session no questions will be taken from reporters dialing in.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be **video webcast** on our Web site www.zurich.com live, followed by a webcast replay available after 2:00 p.m. CEDT.

Supplemental financial information, including information on the business divisions, will be available on our Web site www.zurich.com. The **presentation** for analysts and media will be published at 6:45 a.m. CEDT. Please click on the "Half year results reporting 2009 – Media View" link on the bottom right corner of our homepage.

ZURICH®

Multimedia material will be available after 2:00 p.m. CEDT on The NewsMarket at http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please e-mail: journalisthelp@thenewsmarket.com.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH®

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2009 and 2008 and the financial position as of June 30, 2009 and December 31, 2008, respectively. Interim results are not necessarily indicative of full-year results. All amounts are shown in USD millions and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. This document should be read in conjunction with the Zurich Financial Services Group's Financial Report 2008 and the unaudited consolidated financial statements as of June 30, 2009. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the unaudited consolidated financial statements to conform to the 2009 presentation. The reclassifications have no impact on previously reported business operating profit, net income or shareholders' equity.

in USD millions, for the six months ended June 30, unless otherwise stated	2009	2008	Change in USD[1]	Change in LC[1]
Business operating profit	**2,552**	3,549	(28%)	(22%)
Net income attributable to shareholders	**1,254**	2,681	(53%)	
General Insurance gross written premiums and policy fees	**18,247**	20,593	(11%)	(2%)
Global Life gross written premiums, policy fees and insurance deposits	**11,569**	10,397	11%	30%
Farmers Management Services management fees and other related revenues	**1,247**	1,196	4%	4%
General Insurance business operating profit	**1,714**	2,236	(23%)	(16%)
General Insurance combined ratio	**96.2%**	96.2%	(0.1 pts)	
Global Life business operating profit	**641**	772	(17%)	(5%)
Global Life new business annual premium equivalent (APE)	**1,579**	1,528	3%	19%
Global Life new business margin, after tax (as % of APE)	**21.0%**	22.4%	(1.3 pts)	
Global Life new business value, after tax	**332**	342	(3%)	9%
Farmers business operating profit	**724**	672	8%	
Farmers Management Services gross management result	**610**	574	6%	
Farmers Management Services managed gross earned premium margin	**7.3%**	7.1%	0.2 pts	
Group investments average invested assets[2]	**184,799**	192,806	(4%)	
Group investments results, net	**2,435**	3,975	(39%)	
Group investments return (as % of average invested assets)	**1.3%**	2.1%	(0.7 pts)	
Shareholders' equity[3]	**25,211**	22,103	14%	
Diluted earnings per share (in USD)	**8.82**	18.99	(54%)	
Diluted earnings per share (in CHF)	**9.96**	19.94	(50%)	
Book value per share (in CHF)[3]	**186.01**	167.92	11%	
Return on common shareholders' equity (ROE)	**10.8%**	19.5%	(8.8 pts)	
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**16.6%**	19.9%	(3.4 pts)	

[1] Parentheses around numbers represent an adverse variance.

[2] Excluding average cash received as collateral for securities lending of USD 285 million and USD 1.5 billion in the six months ended June 30, 2009 and 2008, respectively.

[3] As of June 30, 2009 and December 31, 2008, respectively.

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Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.